U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File No.: 001-04192

(Translation of Registrant's name into English)

Room 2103 Shanghai Mart Tower, 2299 Yan An Road West, Changning District, Shanghai China 200336

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

NEWS RELEASE

Scully Royalty Ltd. 1 (844) 331 3343 info@scullyroyalty.com

SCULLY ROYALTY SADLY ANNOUNCES THE PASSING OF DIRECTOR INDRAJIT CHATTERJEE

SHANGHAI (August 2, 2024) Scully Royalty Ltd. (the “Company”) (NYSE: SRL) is saddened to announce the passing of Indrajit Chatterjee, a valued member of the Company's board of directors. Mr. Chatterjee had been a director for the Company since 2017 and was the Chairman of the Compensation Committee and a member of the Nominating and Corporate Governance Committee.

Mr. Chatterjee was a retired businessman and was an Executive Committee member of the Indian National Trust for Art and Cultural Heritage, which was founded in 1984 in New Delhi with the vision to spearhead heritage awareness and conservation in India.

The board of directors extends its deepest condolences to Mr. Chatterjee's wife, family and friends and thanks him for his dedication to the Company. We are extremely grateful for Mr. Chatterjee's long-standing service, which had an invaluable impact on the Company, its board of directors and management. His steady and thoughtful guidance will be missed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and Chief Financial Officer

Date:	August 2, 2024